Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2005	For the Twelve Months Ended December 31, 2004	For the Nine Months Ended September 30, 2004
Earnings
Net Income for Common Stock	$573	$518	$474
Preferred Stock Dividend	8	11	8
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	302	278	281
Pre-Tax Income from Continuing Operations	$883	$807	$763
Add: Fixed Charges*	291	387	289
Add: Amortization of Capitalized Interest	—	—	—
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$1,174	$1,194	$1,052
* Fixed Charges
Interest on Long-term Debt	$248	$317	$239
Amortization of Debt Discount, Premium and Expense	12	15	11
Interest Capitalized	—	—	—
Other Interest	15	34	23
Interest Component of Rentals	16	21	16
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$291	$387	$289
Ratio of Earnings to Fixed Charges	4.0	3.1	3.6